Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the‘‘Company’’) will be held on May 31, 2019 at 16.00 Luxembourg Time, at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of amending its articles of association, as more fully described in the agenda of that meeting.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2018 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (‘‘Luxembourg GAAP’’). Further, because the Company´s common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2018 have also been prepared on a consolidated basis in accordance with international financial reporting standards (‘‘IFRS’).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company´s transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and the Extraordinary General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martín Migoya
Martín Migoya
Chairman of the Board of Directors
April 26, 2019

GLOBANT S.A.

société anonyme

37A, avenue J.F. Kennedy, L-1855 Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2019 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on May 31, 2019, at 16.00 Luxembourg Time, at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same place.

The agendas of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1.	Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2018 and on the annual accounts of the Company for the financial year ended on December 31, 2018.

No vote is required on this item of the agenda.

2.	Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2018.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2018.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2018, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3.	Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2018.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2018.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts as of December 31, 2018, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4.	Allocation of results for the financial year ended December 31, 2018.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a profit of US$ 1,198,040.53 during the financial year ended December 31, 2018 and resolves to allocate an amount of US$ 59,902.03 to the legal reserve and the remaining amount of US$ 1,138,138.50 to be carried forward to the following financial year”.

Recommendation:

Considering that, under Luxembourg law, at least 5% of our net (stand-alone) profits per year must be allocated to the creation of a legal reserve, until such reserve has reached an amount equal to 10% of our issued share capital, the Board of Directors recommends to the Annual General Meeting of Shareholders to allocate the result of the financial year as set forth below:

Result of the financial year	US$	1,198,040.53
Allocation to the legal reserve	US$	59,902.03
Distribution of dividends	/	/
Result to be carried forward to the following financial year	US$	1,138,138.50

5.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2018.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2018.”

Recommendation:

In accordance with applicable Luxembourg Laws and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2018, all directors who were members of the Board of Directors during the financial year ended December 31, 2018, be discharged from any liability in connection with the management of the Company’s affairs during such financial year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2018.

6.	Approval and ratification of the equity awards granted to certain non-executive members of the Board of Directors during the financial year ended on December 31, 2018.

Draft resolutions (Resolution V)

“The general meeting approves and ratifies the following equity awards granted to certain non-executive members of the Board of Directors during the financial year ended December 31, 2018:

Name	Equity awards	Vesting Schedule
Mario Vázquez	436 restricted stock units	Vesting on the first anniversary of grant.
Linda Rottenberg	2,174 restricted stock units	Vesting on the first anniversary of grant.
Total	2,610

”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

During the financial year ended December 31, 2018, an aggregate number of two thousand six hundred ten (2,610) equity awards were granted by the Compensation Committee to the non-executive directors mentioned below, with respect to their roles and responsibilities as directors of the Company. All such equity awards were granted under the Company’s 2014 Equity Incentive Plan, and are subject to approval by the affirmative vote of the shareholders at the Annual General Meeting:

-	Mario Vázquez: 436 restricted stock units, vesting on the first anniversary of the grant date.
-	Linda Rottenberg: 2,174 restricted stock units, vesting on the first anniversary of the grant date.

The Company recruits its non-executive directors from a global pool of seasoned candidates with prior experience serving on the board of directors of other public companies, including companies within the IT and software development fields. For this reason and to better reflect common U.S. market governance compensation practice taking into consideration the Company’s listing on the New York Stock Exchange, the Compensation Committee recommends approving these grants to its non-executive directors.

In this respect, the Compensation Committee believes that these grants not only serve as recruiting and incentive instruments, but also act to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders through the ownership of restricted stock units. The Compensation Committee also notes that none of these equity awards require the non-executive director’s continued service on the Board of Directors for payment to occur.

None of our executive officers who are also members of our Board of Directors (the “Executive Directors”) have received compensation for his or her service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors´ duties is not subject to shareholder approval. As a consequence, shareholder ratification is not being sought in that respect.

After careful consideration, the Compensation Committee recommends a vote FOR the approval and ratification of the equity awards granted to certain non-executive directors during the financial year ended December 31, 2018.

7.	Approval of the cash compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2019.

Draft resolutions (Resolution VI)

“The general meeting approves the following cash compensation payable to the non-executive members of the Board of Directors for the financial year 2019:

Name	US$ Cash
Francisco Alvarez-Demalde	75,000
Mario Eduardo Vazquez	100,000
Philip Odeen	100,000
Marcos Galperin	75,000
Linda Rottenberg	100,000
Mr. Richard Haythornthwaite	100,000
Total	550,000

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee proposes to pay the following cash consideration, in an aggregate amount of five hundred fifty thousand US dollars (US$ 550,000), to the non- executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the financial year which will end on December 31, 2019:

-	Mr. Francisco Alvarez-Demalde: a total amount of seventy-five thousand US dollars (US$ 75,000) for his service as member of the Board of Directors.

-	Mr. Mario Eduardo Vazquez: a total amount of one hundred thousand US dollars (US$ 100,000) for his service as member of the Board of Directors and member of the Audit Committee.

-	Mr. Philip Odeen: a total amount of one hundred thousand US dollars (US$ 100,000) for his service as member of the Board of Directors and member of the Audit Committee.

-	Mr. Marcos Galperin: a total amount of seventy-five thousand US dollars (US$ 75,000) for his service as member of the Board of Directors.

-	Mrs. Linda Rottenberg: a total amount of one hundred thousand US dollars (US$ 100,000) for her service as member of the Board of Directors and member of the Audit Committee.

-	Mr. Richard Haythornthwaite: a total amount of one hundred thousand US dollars (US$ 100,000) for his service as member of the Board of Directors.

The Compensation Committee notes that the proposed cash compensation to be paid during the 2019 financial year covers the full amount of cash compensation to be paid to non-executive directors for the period commencing after the approval thereof by the Annual General Meeting, and up to the date of the annual general meeting of shareholders to be held in 2020 to resolve on the approval of the annual accounts of the Company for the financial year ending December 31, 2019.

In furtherance to the foregoing, the Compensation Committee believes that, pursuant to a benchmark analysis conducted by the Company, the cash compensation proposed above is within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange.

None of our executive officers who are also members of our Board of Directors (the “Executive Directors”) shall receive compensation for his or her service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash compensation to the non-executive directors for the financial year ending December 31, 2019.

8.	Approval of the share based compensation payable to certain non-executive members of the Board of Directors for the financial year ending on December 31, 2019.

Draft resolutions (Resolution VII)

“The general meeting approves the following share based compensation payable to certain non- executive members of the Board of Directors for the financial year 2019:

Name	US$ value of equity grant at grant date	Equity Award type	Vesting Schedule
Mario Eduardo Vazquez	25,000	Restricted Stock Units	Vesting on the first anniversary of grant.
Linda Rottenberg	100,000	Restricted Stock Units	Vesting on the first anniversary of grant.
Mr. Richard Haythornthwaite	100,000	Restricted Stock Units	Vesting on the first anniversary of grant.
Total	225,000

”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee proposes to pay the following share based compensation, in an aggregate amount of two hundred twenty-five thousand US dollars (US$ 225,000), to certain non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the financial year which will end on December 31, 2019:

-	Mr. Mario Vazquez: restricted stock units under the Company’s 2014 Equity Incentive Plan with a total dollar value of twenty-five thousand US dollars (US$ 25,000) at grant date, vesting on the first anniversary of grant, for his service as a member of the Board of Directors and as a member of the Audit Committee.

-	Mrs. Linda Rottenberg: restricted stock units under the Company’s 2014 Equity Incentive Plan with a total dollar value of one hundred thousand US dollars (US$ 100,000) at grant date, vesting on the first anniversary of grant, for her service as a member of the Board of Directors and as a member of the Audit Committee.

-	Mr. Richard Haythornthwaite: restricted stock units under the Company’s 2014 Equity Incentive Plan with a total dollar value of one hundred thousand US dollars (US$ 100,000) at grant date, vesting on the first anniversary of grant, for his service as a member of the Board of Directors.

The Compensation Committee notes that the proposed share based compensation to be paid during the 2019 financial year covers the full amount of share based compensation to be paid to non-executive directors for the period commencing after the approval thereof by the Annual General Meeting, and up to the date of the annual general meeting of shareholders to be held in 2020 to resolve on the approval of the annual accounts of the Company for the financial year ending December 31, 2019.

The Compensation Committee believes that the payment of compensation to certain of our non-executive directors in the form of restricted stock units not only serve as recruiting and incentive instruments, but also act to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders.

In furtherance to the foregoing, the Compensation Committee believes that, pursuant to a benchmark analysis conducted by the Company, the share based compensation proposed above is within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange.

For this reason, to better reflect common U.S. market governance compensation practice taking into consideration the Company’s listing on the New York Stock Exchange, the Compensation Committee recommends approving the foregoing share based compensation to certain of its non-executive directors, to be granted for their service as directors for the fiscal year ending on December 31, 2019.

The Compensation Committee also notes that none of these equity awards requires the non-executive director’s continued service on the Board of Directors for payment to occur.

None of our executive officers who are also members of our Board of Directors (the “Executive Directors”) shall receive compensation for his or her service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed share based compensation to certain non-executive members of the Board of Directors for the financial year ending on December 31, 2019.

9.	Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2019.

Draft resolution (Resolution VIII)

“The general meeting renews the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2019 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the re-appointment of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as of December 31, 2019 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.

10.	Appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2019.

Draft resolution (Resolution IX)

“The general meeting appoints Deloitte & Co S.A., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2019 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the re-appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company as at December 31, 2019 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.

11.	Re-appointment of Mr. Mario Vazquez as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022.

Draft resolution (Resolution X)

“The general meeting re-appoints Mr. Mario Vazquez as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mr. Vazquez has the background described below, which, in the opinion of the Committee, qualify him to serve on the Board of Directors due to his profound financial expertise earned in more than thirty years of relevant experience, as well as his large business and corporate experience serving as a director of other public companies.

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc and is currently a member of the Audit Committee of both MercadoLibre, Inc and Despegar S.A. Also, Mr. Vazquez currently serves as member of the compensation committee of MercadoLibre, Inc where Mr. Galperin serves as chief executive officer. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires.

After careful review of the merits of Mr. Vázquez, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Vázquez as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

12.	Re-appointment of Mr. Francisco Álvarez-Demalde as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022.

Draft resolution (Resolution XI)

“The general meeting re-appoints Mr. Francisco Álvarez-Demalde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mr. Francisco Álvarez-Demalde, has the background described below, which, in the opinion of the Committee, qualifies him to serve on the Board of Directors due to his considerable business experience in the technology industry as well as his large business and corporate experience serving as a director of other companies, including companies within the technology industry:

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has been a member of the board since 2007. He is a co-founder and general partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in Globant. From 2005 to 2007, he was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an investment professional at Eton Park Capital Management and with Goldman Sachs & Co. Mr. Álvarez-Demalde is a former and current director of several technology companies, including Billtrust, Industrious, Navent, Greenhouse, among several others. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania.

After careful review of the merits of Mr. Álvarez-Demalde, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Francisco Álvarez-Demalde as director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

13.	Re-appointment of Mr. Marcos Galperin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022.

Draft resolution (Resolution XII)

“The general meeting re-appoints Mr. Marcos Galperin as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in

2022.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, as well as reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee notes that Mr. Marcos Galperin has the background described below, which in the opinion of the Committee, qualifies him to serve on the Board of Directors due to his comprehensive knowledge and experience in the technology industry and his profound business understanding and experience as an entrepreneur, as well as director and Chief Executive Officer of other public companies:

Marcos Galperin

Mr. Galperin has served as a member of our board of directors since July 2014. He is a co-founder of Mercadolibre, Inc. and has served as its chairman, president and chief executive officer since October 1999. Mr. Galperin is a board member of Endeavor Global, Inc., a non-profit organization that is leading the global movement to catalyze long term economic growth by selecting, mentoring and accelerating the best high impact entrepreneurs around the world, and Onapsis, a cyber-security company. He also serves as board member of St. Andrew´s University and at the Stanford Graduate School of Business. Mr. Galperin received a master’s degree in business administration from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania.

After careful review of the merits of Mr. Galperin, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Marcos Galperin as director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2022.

14.	Appointment of Mr. Richard Haythornthwaite as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021.

Draft resolution (Resolution XIII)

“The general meeting appoints Mr. Richard Haythornthwaite as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board of Directors and selecting such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting.

On February 13, 2019, the Board of Directors, upon recommendation of the Corporate Governance and Nominating Committee, appointed Mr. Richard Haythornthwaite to serve as a director following Mr. David Moore’s resignation on July 24, 2018.

In this respect, the Corporate Governance and Nominating Committee noted that the final appointment of Mr. Richard Haythornthwaite would fill the vacancy created on the Board after the resignation of Mr. David Moore.

The Corporate Governance and Nominating Committee notes that Mr. Richard Haythornthwaite has the background described below, which in the opinion of the Committee, qualifies him to serve on the Board of Directors due to due to his extensive business experience, risk management expertise and financial understanding:

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our board of directors since February 2019. He is the global chairman of the NYSE-listed Mastercard Inc and an Advisory Partner to Moelis & Co. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997. He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA Geology).

After careful review of the merits of Mr. Haythornthwaite, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Mr. Richard Haythornthwaite as director of the Company, for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

15.	Renewal of the authorization granted to the Board of Directors, according to article 430-15 of the law of 10 August 1915 on commercial companies, as amended, to repurchase during a five-year period ending on the fifth anniversary of this Annual General Meeting of Shareholders, a maximum number of common shares representing twenty percent (20%) of the issued share capital of the Company for a net purchase price that is (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case, such common share price being the closing price reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction).

Draft resolution (Resolution XIV)

“The general meeting resolves to grant to the board of directors of the Company, during a period of five (5) years ending on the fifth anniversary of this annual general meeting of shareholders, the authorization to repurchase a maximum number of common shares representing twenty percent (20%) of the share capital of the Company, for a net purchase price being (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the board of directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction).”

Recommendation:

The Board of Directors believes that the flexibility granted to the Board of Directors to repurchase some of the Company´s common shares within the parameters of the authorization is favorable to the Company and its shareholders, to the extent it allows the Board of Directors to invest free cash of the Company if at any point in time during the designated time-frame, the Board of Directors determines that the common shares are undervalued at the market levels at which they are trading, in which case the repurchase of some of the Company´s common shares would be a very attractive investment to enhance shareholder value, as it would allow cash distribution to shareholders, as well as to help secure the market price of the Company´s common shares and increase the earnings per share ratio of the common shares that remain outstanding after the repurchase.

Accordingly, the Board of Directors would determine, within the parameters described in this proposal, the number of common shares to be repurchased, if any, and the timing and manner of any repurchases considering the prevailing market conditions and current obligations.

The Board of Directors will be judicious in its approach and will analyze many factors relating to a repurchase decision, including share price relative to our anticipated future cash flows, our current levels of commitments under our equity incentive plans, the Company’s current level of ability to use operating cash flow or debt to repurchase the common shares while taking into account our debt covenants and other uses for our cash or debt capacity, any liquidity concerns, as well as other items that are applicable.

The Board of Directors notes that this authorization had already been granted by the Company´s shareholders and it is valid until June 18, 2019. Accordingly, the Board is proposing to the Company´s shareholders to renew this authorization in the same terms as it is already in force, considering that pursuant to applicable Luxembourg Laws the authorization granted to the Board of Directors to repurchase its own shares may not exceed a term of five years.

Accordingly, after careful review and consideration, the Board of Directors recommends a vote FOR the renewal of the authorization granted to the Board of Directors, to repurchase, during a period of five (5) years ending on the fifth anniversary of this Annual General Meeting, to repurchase a maximum number of common shares representing twenty percent (20%) of the share capital of the Company, for a net purchase price being (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction).

AGENDA OF THE EXTRAORDINARY GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1.	Decision to amend article 8 of the articles of association of the Company so that it shall read as follows:

“Article 8 Ownership of common shares

8.1 The Company will recognize only one (1) holder per common share. If a common share is owned by several persons, they must designate a single person to be considered as the sole owner of such common share in relation to the Company. The Company is entitled to suspend the exercise of all rights attached to a common share held by several owners until one (1) owner has been designated.

8.2 The common shares are freely transferable, subject to the provisions of these articles of association. All rights and obligations attached to any common share are passed to any transferee thereof, except as otherwise provided for herein.

8.2.1 As long as the common shares of the Company are admitted to trading on a regulated market (within the meaning of Directive 2014/65/EU) within the territory of the European Economic Area (the “Regulated Market”) the provisions of Directive 2004/25/EC on takeover bids shall apply in the context of any takeover in respect of the Company’s common shares.

If the common shares are no longer admitted to trading on any Regulated Market the following rules shall apply in the context of any takeover in respect of the Company’s common shares.

Any person (such person hereinafter called, the “Bidder”) wishing to acquire by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares), directly or indirectly, common shares (the “Intended Acquisition”) which, when aggregated with his/her/its existing common share holdings, together with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder, represent at least thirty-three point thirty-three percent (33.33%) of the share capital of the Company (the “Threshold”), shall have the obligation to propose an unconditional takeover bid to acquire the entirety of the then- outstanding common shares together with any financial instrument convertible into common shares (the “Takeover Bid”). Each Takeover Bid shall be conducted in accordance with the procedure stipulated under clauses (i) through (vii) hereof (the “Takeover Bid Procedure”) and shall also be conducted in conformity and compliance with the laws and regulations in the jurisdictions in which the Company´s common shares or other securities are listed and/or where the Takeover Bid takes place and the rules of the stock exchanges where the Company’s common shares are listed (for the avoidance of doubt excluding any Regulated Market), in each case, applicable to public offers (collectively, the “Applicable Rules”), it being understood that, to the extent any such requirements impose stricter rules or regulations upon the Bidder, such stricter rules and regulations shall be complied with by Bidder.

(i) The Bidder shall notify the Company in writing about the Intended Acquisition and the Takeover Bid (the “Takeover Notice”), at least fifteen (15) Luxembourg business days (or such shorter period as is required under Applicable Rules) in advance of the commencement date thereof (such notification date, the “Takeover Notice Date”). A Takeover Notice shall also be required regarding any agreement or memorandum of understanding that the Bidder intends to enter into with a holder of common shares and/or financial instrument convertible into common shares whereby, under certain circumstances, due to such agreement or memorandum of understanding, the Bidder would become the holder of common shares resulting the Threshold being attained or exceeded (hereinafter called “Prior Agreement”). In addition to complying with the Applicable Rules, such Takeover Notice shall include the following minimum information, subject to the inclusion of any additional information as may be required under the Applicable Rules: (A) The Bidder’s identification, nationality and domicile. If the Bidder is made up of a group of individuals or entities, the identification and domicile of each member of the group and of the managing officer of each entity forming part of the group; (B) The consideration offered for the common shares and the financial instruments convertible into common shares and the source of funds to pay such consideration. (C) The scheduled expiration date of the Takeover Bid period, whether it can be extended, and if so, how long the extension may be and according to which procedure the extension shall be made; (D) A statement by the Bidder indicating the exact dates before and after which the holders of common shares and financial instruments convertible into common shares, who have validly tendered their common shares and/or financial instruments convertible into common shares subject to the Takeover Bid regime, shall be entitled to withdraw them, how the common shares and the financial instruments convertible into common shares thus tendered shall be accepted, and how the withdrawal of the common shares and the financial instruments convertible into common shares from sale under the Takeover Bid regime shall be carried out; (E) Any additional information, including the Bidder’s financial or accounting statements, as the Company may reasonably request or which may be necessary so as to avoid the above Takeover Notice from leading to erroneous conclusions or when the information submitted is incomplete or insufficient.

(ii) On the Takeover Notice Date, the Company shall mail to each holder of common shares and financial instruments convertible into common shares, at the Bidder’s cost and expense, a copy of the Takeover Notice. In the case of registered holders of common shares and/or financial instrument convertible into common shares, the Takeover Notice will be sent by registered mail and in case of common shares and financial instrument convertible into common shares held through a brokerage account, the Takeover Notice will be mailed to the relevant brokers through the Depository agent.

(iii) On the Takeover Notice Date, the Bidder shall publish a notice containing the information stated in paragraph (i). Subject to applicable legal provisions, the Takeover Notice shall be published in two (2) major newspapers of the Grand Duchy of Luxembourg and in the City of New York, U.S.A. or such longer period as required under Applicable Laws.

(iv) The consideration for each common share and financial instrument convertible into common shares payable to each holder thereof shall be the same, shall be payable in cash only, and shall not be lower than the highest of the following prices:

(A) the highest price per common shares and financial instrument convertible into common shares paid by the Bidder, or on behalf thereof, in relation to any acquisition of common shares and the financial instruments convertible into common shares within the twelve months period immediately preceding the Takeover Notice, adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and/or the financial instruments convertible into common shares; or

(B) the highest closing sale price, during the sixty-day period immediately preceding the Takeover Notice, of a common share of the Company as quoted by the New York Stock Exchange, in each case as adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and financial instrument convertible into common shares.

(v) The Takeover Bid shall be open for a minimum period of at least twenty (20) Luxembourg business days as from the date the Takeover Bid was commenced.

(vi) The Bidder shall acquire all common shares and financial instruments convertible into common shares that are validly tendered (and not withdrawn) before the expiration date of the Takeover Bid in accordance with the provisions of these articles of association governing Takeover Bids.

(vii) Once the Takeover Bid Procedure has been completed, the Bidder may execute the Prior Agreement, if any, regardless of the number of common shares and financial instrument convertible into common shares purchased. The Prior Agreement, if any, shall be executed within thirty (30) days following the closing of the Takeover Bid; otherwise, it shall be necessary to repeat the Takeover Bid Procedure provided for in this article in order to execute the Prior Agreement.

8.2.2 If the terms of article 8.2.1 hereof are not complied with, the Bidder shall be forbidden to acquire common shares, whether directly or indirectly, by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares) or instrument if, as a result of such acquisition, the Bidder (when aggregated with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder) becomes the holder of common shares which, in addition to its prior holdings represent, in the aggregate, at least thirty-three point thirty-three percent (33.33%) of the share capital of the Company. The Board of Directors shall suspend any right to vote or to receive dividends or any other kind of distributions attached to common shares acquired in breach of the provisions of article 8.2.1 and none of these common shares shall be counted in determining the presence of a quorum at any meeting of shareholders of the Company, until such common shares are sold. In addition, if the terms of article 8.2.1 hereof are not complied with, the Company may consider any transfer of common shares acquired in breach of the provisions of article 8.2.1 to be invalid in which case none of the Company, any registrar or Depository shall enter such transfer into the relevant registers and books of the Company

8.2.3 If a holder of any financial instrument convertible into common shares contemplating an Intended Acquisition fails to comply with the terms of article 8.2.1 hereof, the Board of Directors may refuse the conversion into common shares of the portion of any such convertible instruments which, if converted, would result in that person becoming the holder of common shares in the reach or in excess of the Threshold.

8.2.4 For the purposes of this article 8.2, the term “indirectly” shall include the Bidder’s parent companies, the companies controlled by the Bidder or that would end up under its control as a consequence of any Takeover, Takeover Bid or Prior Agreement, as the case may be, that would grant at the same time the control of the Company, the companies submitted to the common control of the Bidder and other persons acting jointly with the Bidder; likewise, the holdings any person has through trusts or other similar mechanisms shall be included.”

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, developing and recommending a set of corporate governance principles applicable to the Company and the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

The Corporate Governance and Nominating Committee notes that the Luxembourg law of May 19, 2006, implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids (the “Takeover Law”) sets out a mandatory procedure to be complied with in case of a takeover.

In this respect, the Corporate Governance and Nominating Committee notes that the proposed amendment to the Company’s articles of association is intended to incorporate a specific mandatory bid procedure into the articles of association inspired by the mandatory bid procedure set out in the Takeover Law, including the threshold triggering the mandatory bid pursuant to the Takeover Law and the determination of the price to be offered thereby. Such procedure will only apply if the provisions of the Takeover Law ceases to apply to the Company.

The Corporate Governance and Nominating Committee believes that the mandatory bid procedure to be included in the Company’s articles of association, which will be triggered upon an intended, direct or indirect, acquisition by one single investor of an amount of common shares of the Company representing at least 33.33% of the Company’s issued share capital (the “MBR”), has the benefit of allowing all shareholders of the Company to participate and become entitled to receive value for their portion of the control premium in the event of any such acquisition, thereby providing for equal rights to all shareholders in the event of a change in control scenario. Accordingly, the Corporate Governance and Nominating Committee believes that the MBR grants the Company’s shareholders an opportunity, but not an obligation, to sell their holdings in the Company at an equitable price upon a change in control. Incorporating the MBR in the Company’s articles of association is intended to secure such benefits in favor of the Company’s shareholders in the event the Takeover Law ceases to apply to the Company and its common shares.

In addition to the foregoing, the Corporate Governance and Nominating Committee believes that the proposed mechanism adds greater transparency into the potential outcomes of a change in control of the Company, as it requires fair disclosure from the bidder with respect to the purpose of the acquisition and the outlook for the Company after such acquisition has taken place.

The Corporate Governance and Nominating Committee believes that the proposed mechanism and the subsequent amendment to the articles of association would not have any adverse effect on the ability of shareholders to exercise an effective monitoring and control over the executive team as all minority shareholders’ statutory rights shall remain unaffected, including, among others, the right of (i) any shareholder representing at least 10% of the Company’s share capital to request the convening of a general meeting to deliberate on an agenda proposed by such shareholder, and (ii) any shareholder representing at least 5% of the Company’s share capital to request the incorporation of new items to the agenda of an already convened general meeting, in both cases acting either individually or collectively with other shareholders. The Corporate Governance and Compensation Committee further believes that the mechanism in this proposal does not prevent or limit shareholders in any respect to act in concert to determine the direction of the Company’s business.

Accordingly, after careful review and consideration, the Corporate Governance and Nominating Committee recommends a vote FOR the amendment of article 8 of the articles of association of the Company so that it shall read as indicated in the Agenda for this Extraordinary General Meeting.

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The Annual General Meeting and the Extraordinary General Meeting of Shareholders (together, the “Meetings”) shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915 as amended, the Luxembourg law of May 24, 2011 on certain rights of shareholders in listed companies, as amended (the “Luxembourg Shareholders’ Rights Law”) and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolution will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned quorum is not met, the extraordinary general meeting will be reconvened to resolve on the same agenda at a second meeting to be held on June 27, 2019 at 16.00 Luxembourg Time at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg) (the “Reconvened EGM”).

We intend to have the convening notice for the Reconvened EGM published in the Recueil Electronique des Sociétés et Association (RESA) and in a Luxembourg newspaper on June 6, 2019. No quorum shall be required for the Reconvened EGM and the resolutions will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented.

Right to Amend the Content of the Agenda

Pursuant to the Luxembourg Shareholders’ Rights Law and the Company’s Articles of Association one or several shareholders representing at least five percent (5%) of the Company’s share capital may request the adjunction of one or several items to the agenda of the Meetings, provided that the request is accompanied by a justification of or draft resolution(s). Pursuant to Article 4 of the Luxembourg Shareholders’ Rights Law, such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the board of directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meeting, i.e. on 9 May 2019. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request. The Company must acknowledge reception of such request within forty-eight (48) hours of receipt of such request. In case such request entails a modification of the agenda of the Meeting, the Company is going to make an amended agenda available at the latest fifteen (15) days prior to the relevant Meeting, i.e. on 16 May 2019.

Share Capital of the Company

On the date of this Convening Notice, the Company has thirty-six million five hundred sixty-eight thousand seven hundred eleven (36,568,711) common shares, of which one hundred thirty-eight thousand one hundred fifty-two (138,152) are treasury shares held by us. Each common share is entitled to one vote.

Right to Participate in the Meetings

Any shareholder who holds one or more common shares(s) of the Company on the fourteenth (14th) day preceding the date of the corresponding Meetings, i.e. on May 17, 2019, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meetings (please see below section “Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2018 and the Company’s annual accounts for the financial year ended December 31, 2018, together with the relevant management reports and audit reports, as well as the draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meetings, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate in person or by voting through a proxyholder in the Meetings shall notify the Company thereof at the latest on the Record Date, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meetings in person shall carry proof of identity at the Meetings.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned registration, to participate and vote in the Meetings, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on May 27, 2019, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meetings

If you wish to attend the Meetings you must notify the Company thereof no later than on the Record Date. Shareholders need not be present at the Meeting in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on May 27, 2019, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings, on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on May 27, 2019, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, avenue J.F. Kennedy, L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Sol Mariel Noello

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company´s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by AST at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on May 27, 2019.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by AST before 24.00 (midnight) Luxembourg Time on May 27, 2019.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martín Migoya
Martín Migoya
Title: Chairman of the Board of Directors

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14475 GLOBANT S.A. 37A, avenue J.F. Kennedy, L-1855 Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. held of record by the undersigned at 24 o’clock Luxembourg Time on May 17, 2019, at the Annual General Meeting and the Extraordinary General Meeting of Shareholders to be held at the Company’s registered office on May 31, 2019 and at any adjournments or postponements thereof. Should a quorum not be reached at the Extraordinary General Meeting of Shareholders, this proxy shall remain valid for a second Extraordinary General Meeting of Shareholders to be convened with the same agenda unless expressly revoked. This proxy is governed by Luxembourg law. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. (Continued and to be signed on the reverse side.) 1.1

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. May 31, 2019 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy. 1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2018 and on the annual accounts of the Company for the financial year ended on December 31, 2018. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2018. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2018. 4. Allocation of results for the financial year ended December 31, 2018. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2018. 6. Approval and ratification of the equity awards granted to certain non-executive members of the Board of Directors during the financial year ended on December 31, 2018. 7. Approval of the cash compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2019. 8. Approval of the share based compensation payable to certain non-executive members of the Board of Directors for the financial year ending on December 31, 2019. 9. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2019. 10. Appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2019. 11. Re-appointment of Mr. Mario Vazquez as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022. 12. Re-appointment of Mr. Francisco Álvarez-Demalde as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022. 13. Re-appointment of Mr. Marcos Galperin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2022. 14. Appointment of Mr. Richard Haythornthwaite as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021. 15. Renewal of the authorization granted to the Board of Directors, according to article 430-15 of the law of 10 August 1915 on commercial companies, as amended, to repurchase during a five-year period ending on the fifth anniversary of this Annual General Meeting of Shareholders, a maximum number of common shares representing twenty percent (20%) of the issued share capital of the Company for a net purchase price that is (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case, such common share price being the closing price reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction). 1. Decision to amend article 8 of the articles of association of the Company If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-15 OF THE ANNUAL GENERAL MEETING AND RESOLUTION 1 OF THE EXTRAORDINARY GENERAL MEETING. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the ------------------ e n v e l o p e p r o v i d e d . ---------------- GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. FOR AGAINST ABSTAIN Resolutions of the Annual General Meeting: Resolution for the Extraordinary General Meeting: MARK “X” HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meetings. (Option available only until 24 o’clock Luxembourg Time on May 17, 2019) NO VOTE REQUIRED